Contact

www.linkedin.com/in/eliza-jarvi-4a12a617b (LinkedIn)

Top Skills

Library Services
Library Science
Collection Development

Eliza Jarvi

Head of Youth Services at Lake Bluff Public Library
Greater Chicago Area

Experience

Lake Bluff Public Library
Head of Youth Services
June 2017 - Present (8 years 11 months)

Education

University of Illinois at Urbana-Champaign, School of Information Sciences
Master of Library & Information Science - MLIS · (2015 - 2017)

School of the Art Institute of Chicago
Bachelor of Fine Arts - BFA · (2003 - 2008)